UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ONEOK Partners, L.P.

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

68268N103

(CUSIP Number)

Eric Grimshaw

Vice President, Associate General Counsel and Corporate Secretary

ONEOK, Inc.

100 West Fifth Street

Tulsa, OK 74103

(918) 588-7908

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ONEOK Partners GP, L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (Please see item 3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,000,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,000,000
(11)	Aggregate amount beneficially owned by each reporting person 1,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0.34%(1)
(14)	Type of reporting person OO (LIMITED LIABILITY COMPANY)

(1)	Percentage has been determined assuming the conversion of Class B Units held by ONEOK into Common Units.

(1)	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ONEOK, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (Please see item 3), WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization OKLAHOMA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 113,332,833(2)
	(8)	Shared voting power 1,000,000
	(9)	Sole dispositive power 113,332,833(2)
	(10)	Shared dispositive power 1,000,000
(11)	Aggregate amount beneficially owned by each reporting person 114,332,833(2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 40.0%(3)
(14)	Type of reporting person CO (CORPORATION)

(2)	The number of Common Units reported as beneficially owned includes Common Units obtainable upon conversion of Class B Units held by ONEOK.
(3)	Percentage has been determined assuming the conversion of Class B Units held by ONEOK into Common Units.

This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed by ONEOK, Inc., an Oklahoma corporation (“ONEOK”), and ONEOK Partners GP, L.L.C., a Delaware limited liability company (“ONEOK Partners GP” and, together with ONEOK, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on March 14, 2008, as amended and supplemented by Amendment No. 1 thereto filed by the Reporting Persons with the SEC on March 2, 2012, and Amendment No. 2 thereto filed by the Reporting Persons with the SEC on August 21, 2015, relating to the Common Units of ONEOK Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meaning set forth in the Schedule 13D.

ITEM 1.	Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to replace in its entirety Schedule I previously filed with the Schedule 13D with the amended Schedule I attached to this Amendment No. 3, which is incorporated by reference herein.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following information:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) will consist entirely of newly issued shares of ONEOK Common Stock (as defined below) as described in Item 4 and cash in lieu of any fractional shares of ONEOK Common Stock to which a holder is entitled pursuant to the Merger Agreement.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following information:

On January 24, 2017, representatives of ONEOK made a proposal to the conflicts committee of the board of directors of the Issuer to acquire each outstanding Common Unit of the Issuer not already owned by the Reporting Persons. On January 31, 2017, ONEOK, New Holdings Subsidiary, LLC, a Delaware limited liability company (“Merger Sub”), Issuer, and ONEOK Partners GP, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Issuer with Issuer surviving as a wholly owned subsidiary of ONEOK (the “Merger”).

Under the terms of the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth therein, at the effective time of the Merger, each Common Unit (other than Common Units held directly or indirectly by ONEOK), will be converted into the right to receive 0.985 shares of common stock, par value $0.01 per share, of ONEOK (the “ONEOK Common Stock”).

The Merger Agreement is attached hereto as Exhibit L and is incorporated into this Item 4 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about ONEOK, Issuer or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of ONEOK, Issuer or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ONEOK’s or Issuer’s public disclosures.

As promptly as possible after the effective time of the Merger, the Reporting Persons will cause the Common Units to be (a) delisted from the New York Stock Exchange and (b) deregistered under the Exchange Act.

The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change its intentions regarding, any or all of the foregoing.

ITEM 5.	Interests in Securities of the Issuer.

(a)-(b) Based upon 212,837,980 Common Units outstanding on October 24, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, and assuming conversion of the 72,988,252 Class B Units held by ONEOK, the total number of outstanding Common Units is 285,826,232.

ONEOK is the record and beneficial owner possessing the sole power to vote or direct the vote and to dispose or to direct the disposition of 40,344,581 Common Units and 72,988,252 Class B Units, each of which Class B Units is convertible, at ONEOK’s option, into one Common Unit. In addition, as the owner of all of the outstanding membership interests of ONEOK Partners GP, ONEOK may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 1,000,000 Common Units held of record by ONEOK Partners GP. Accordingly, ONEOK may be deemed to beneficially own an aggregate of 114,332,833 Common Units representing, in the aggregate, approximately 40.0% of the outstanding Common Units. In addition, ONEOK may be deemed to beneficially own the 2% general partner interest in the Issuer held by ONEOK Partners GP.

The outstanding Common Units and Class B Units (including Common Units and Class B Units held by the Reporting Persons) account for 98% of the total ownership interest in the Issuer, with the remaining 2% of the total ownership interest in the Issuer being comprised of the general partner interest in the Issuer. As such, ONEOK’s total direct and indirect ownership interest in the Issuer is 41.2% (which represents 40% of the outstanding Common Units (i.e., 40% of 98%), plus 2% in respect of the general partner interest).

ONEOK Partners GP is the record and beneficial owner of 1,000,000 Common Units which represents approximately 0.34% of the outstanding Common Units. As described above, ONEOK Partners GP may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 1,000,000 Common Units with ONEOK. ONEOK Partners GP also directly owns the 2% general partner interest in the Issuer.

(c) Schedule I sets forth, to the Reporting Persons’ knowledge, the aggregate number and percentage of Common Units beneficially owned by the executive officers and directors of the Reporting Persons. None of the Reporting Persons, or to the Reporting Persons’ knowledge, the Listed Persons has effected transactions in the Common Units in the past sixty days.

(d) Except for the Reporting Persons with respect to the Common Units beneficially owned by them and, for the executive officers and directors of the Reporting Persons with respect to the Common Units disclosed on Schedule I, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the executive officers and directors of the Reporting Persons.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification is made to Item 6 of the Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit L	Agreement and Plan of Merger, dated as of January 31, 2017, by and among ONEOK, Inc., New Holdings Subsidiary, LLC, ONEOK Partners, L.P., and ONEOK Partners GP, L.L.C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2017

ONEOK, Inc.

By:	/s/ Eric Grimshaw
	Name:	Eric Grimshaw
	Title:	Vice President, Associate General Counsel and Corporate Secretary

ONEOK Partners GP, L.L.C.

By:	/s/ Eric Grimshaw
	Name:	Eric Grimshaw
	Title:	Vice President, Associate General Counsel and Corporate Secretary

Schedule I

Executive Officers of ONEOK

Unless otherwise specified below, the citizenship of each person listed below is the United States of America and the business address of each person listed below shall be:

c/o ONEOK

100 West Fifth Street

Tulsa, OK 74103

John W. Gibson

Principal Occupation: Chairman of the Board

Amount Beneficially Owned: 105,000

Terry K. Spencer

Principal Occupation: President and Chief Executive Officer

Amount Beneficially Owned: 27,400

Robert F. Martinovich

Principal Occupation: Executive Vice President, and Chief Administrative Officer

Amount Beneficially Owned: 288

Walter S. Hulse III

Principal Occupation: Executive Vice President, Strategic Planning and Corporate Affairs

Amount Beneficially Owned: 0

Stephen W. Lake

Principal Occupation: Senior Vice President, General Counsel and Assistant Secretary

Amount Beneficially Owned: 0

Derek S. Reiners

Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer

Amount Beneficially Owned: 0

Charles M. Kelley

Principal Occupation: Senior Vice President, Corporate Planning and Development

Amount Beneficially Owned: 0

Wesley J. Christensen

Principal Occupation: Senior Vice President, Operations

Amount Beneficially Owned: 0

Sheppard F. Miers III

Principal Occupation: Vice President, Chief Accounting Officer

Amount Beneficially Owned: 8,800

Board of Directors of ONEOK

Unless otherwise specified below, the citizenship of each person listed below is the United States of America and the business address of each person listed below shall be:

c/o ONEOK

100 West Fifth Street

Tulsa, OK 74103

Brian L. Derksen

Principal Occupation: Retired

Amount Beneficially Owned: 0

Julie H. Edwards

Principal Occupation: Retired

Amount Beneficially Owned: 0

John W. Gibson

(see above)

Randall J. Larson

Principal Occupation: Retired

Amount Beneficially Owned: 0

Kevin S. McCarthy

Principal Occupation: Co-Founder and Managing Partner, Kayne Anderson Fund Advisors, Los Angeles, California

Amount Beneficially Owned: 0 (a)

Steven J. Malcolm

Principal Occupation: Retired

Amount Beneficially Owned: 0

Jim W. Mogg

Principal Occupation: Retired

Amount Beneficially Owned: 2,000

Gary D. Parker

Principal Occupation: President, Moffitt, Parker & Company, Inc., Muskogee, Oklahoma

Amount Beneficially Owned: 0

Pattye L. Moore

Principal Occupation: Business Strategy & Communications Consultant, Pattye L. Moore & Associates, L.L.C., Broken

Arrow, Oklahoma

Amount Beneficially Owned: 1,400

Eduardo A. Rodriguez

Principal Occupation: President, Strategic Communication Consulting Group, El Paso, Texas

Amount Beneficially Owned: 0

Terry K. Spencer

(see above)

Directors and Executive Officers of ONEOK Partners GP, L.L.C.

Unless otherwise specified below, the citizenship of each person listed below is the United States of America and the business address of each person listed below shall be:

c/o ONEOK Partners, L.P.

100 West Fifth Street

Tulsa, OK 74103

John W. Gibson, Chairman of the Board

(see above)

Robert F. Martinovich, Executive Vice President and Chief Administrative Officer

(see above)

Terry K. Spencer, President, Chief Executive Officer and Director

(see above)

Stephen W. Lake, Senior Vice President, General Counsel and Assistant Secretary

(see above)

Derek S. Reiners, Senior Vice President, Chief Financial Officer and Treasurer

(see above)

Julie H. Edwards, Director

(see above)

Steven J. Malcolm, Director

(see above)

Jim W. Mogg, Director

(see above)

Gary N. Petersen

Principal Occupation: Director

Amount Beneficially Owned: 19,284

Craig F. Strehl

Principal Occupation: Director

Amount Beneficially Owned: 9,400

Michael G. Hutchinson

Principal Occupation: Director

Amount Beneficially Owned: 2,000

Walter S. Hulse III, Executive Vice President, Strategic Planning and Corporate Affairs

(see above)

Wesley J. Christensen, Senior Vice President, Operations

(see above)

Sheppard F. Miers III, Vice President and Chief Accounting Officer

(see above)

(a)	Mr. McCarthy is managing partner for KA Fund Advisors, LLC (“KAFA”) and is co-managing partner of the energy marketable securities activities at Kayne Anderson Capital Advisors, LP (“KACALP”). He serves as chairman, president, and chief executive officer of the Kayne Anderson MLP Investment Company (KYN), Kayne Anderson Energy Total Return Fund (KYE), Kayne Anderson Midstream/Energy Fund (KMF), and Kayne Anderson Energy Development Company (KED) (together, the “Public Funds”) which, together with other accounts for which Mr. McCarthy also has investment responsibility, held an aggregate of 12,259,457 ONEOK Partners common units as of January 25, 2017. In connection with his appointment to the Board of ONEOK on December 29, 2015, KAFA has implemented controls designed to ensure that Mr. McCarthy will not possess investment or voting power for the ONEOK Partners common units held by the Public Funds and such other accounts. Other private funds and accounts (the “Private Funds”) managed by KACALP also own shares of ONEOK Partners common units, but Mr. McCarthy does not have any day-to-day responsibilities with respect to the investment activities of such Private Funds. Mr. McCarthy disclaims beneficial ownership of the ONEOK Partners common units held by the Public Funds and Private Funds, except to the extent of his pecuniary interest therein.